

October 2, 2020

Benjamin Vedrenne-Cloquet
Chief Executive Officer and Director
EdtechX Holdings Acquisition Corp. II
c/o IBIS Capital Limited
22 Soho Square
London, W1D 4NS
United Kingdom

> **Re: EdtechX Holdings Acquisition Corp. II**
> **Registration Statement on Form S-1**
> **Filed September 28, 2020**
> **File No. 333-249098**

Dear Mr. Vedrenne-Cloquet:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note you disclose that Ms. Davies will be be allocated 50,000 private placement warrants for her service as a director and that she will also be allocated 2,000 founder shares and 1,000 private placement warrants for an aggregate investment in the sponsor of $10,000. Please expand your disclosure with respect to officer and director compensation and your principal stockholders table to discuss the securities that Ms. Davies will receive. Refer to Item 403(b) of Regulation S-K.

Exhibits

2. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the Company agrees that any action, proceeding or claim against it arising out of or relating in any way to agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Wei Lu, Staff Accountant, at 202-551-3725 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey Gallant, Esq.